

T2M, LLC
A Minnesota Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

T2M, LLC

Years Ended December 31, 2019 and 2018

Table of Contents





FRUCI & ASSOCIATES II
A Professional Limited Liability Company

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Members of T2M, LLC
Pembroke, Massachusetts

We have reviewed the accompanying consolidated financial statements of T2M, LLC ("the Company"), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2019 and a period from March 28, 2018 (inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington

September 18, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

T2M, LLC
CONSOLIDATED BALANCE SHEETS
December 31, 2019 and 2018

(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 283,174	$ 117,328
Accounts receivable, net	194,690	118,780
Loan to officers	300,000	144,000
Inventory	652,366	63,823
Prepaid expenses	-	720
Total current assets	1,430,230	444,651
Property and equipment, net	59,160	38,090
Deposits	13,388	-
Total assets	$ 1,502,778	$ 482,741
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 24,235	$ 121,497
Total current liabilities	24,235	121,497
Line of credit	600,150	-
Loans payable, noncurrent portion	500,000	150,000
Total liabilities	1,124,385	271,497
Commitments and contingencies	-	-
Total members' equity	378,393	211,244
Total liabilities and members' equity	$ 1,502,778	$ 482,741

See independent accountants' review report and accompanying notes to the financial statements.

2

T2M, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2019 and a period from March 28, 2018 (inception) to December 31, 2018

(unaudited)

	2019	2018
Revenue		
Sales, net	$ 937,782	$ 143,860
Total revenue	937,782	143,860
Cost of goods sold	852,275	164,417
Gross profit	85,507	(20,557)
Operating expenses		
Payroll and related expenses	464,691	118,756
Professional fees	106,092	8,828
Travel	89,137	48,941
General and administrative	77,956	34,594
Advertising	56,316	29,019
Other operating expenses	47,208	11,455
Rent	26,571	58
Depreciation	22,497	7,618
Total operating expenses	890,468	259,269
Loss from operations	(804,961)	(279,826)
Other income (expenses)		
Interest expense	(33,163)	(9,750)
Interest income	5,373	-
Total other income (expenses)	(27,790)	(9,750)
Net loss before income taxes	(832,751)	(289,576)
Provision for income taxes	-	-
Net loss	$ (832,751)	$ (289,576)
Changes in members' equity		
Beginning members' equity	$ 211,244	$ -
Capital contributions	1,000,000	500,820
Distributions to members	(100)	-
Net loss	(832,751)	(289,576)
Ending members' equity	$ 378,393	$ 211,244

See independent accountants' review report and accompanying notes to the financial statements.

T2M, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2019 and a period from March 28, 2018 (inception) to December 31, 2018
(unaudited)

	2019	2018
Cash flows from operating activities		
Net loss	$ (832,751)	$ (289,576)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	22,497	7,618
Changes in operating assets and liabilities:		
Accounts receivable	(75,910)	(118,780)
Inventory	(588,543)	(63,823)
Prepaid expenses and other current assets	720	(720)
Related party receivables	(156,000)	(144,000)
Deposits	(13,388)	-
Accounts payable	(97,112)	121,497
Net cash used by operating activities	(1,740,487)	(487,784)
Cash flows from investing activities		
Purchase of assets	(43,567)	(45,708)
Net cash used by investing activities	(43,567)	(45,708)
Cash flows from financing activities		
Proceeds from line of credit	600,000	-
Proceeds from loans	350,000	150,000
Member contributions	1,000,000	500,820
Member distribution	(100)	-
Net cash provided by financing activities	1,949,900	650,820
Net decrease in cash and cash equivalents	165,846	117,328
Cash and cash equivalents, beginning	117,328	-
Cash and cash equivalents, ending	$ 283,174	$ 117,328
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	33,163	9,750
Income taxes	-	-

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

T2M, LLC ("the Company") was incorporated on March 28, 2018 under the laws of the State of Minnesota, and is headquartered in Pembroke, Massachusetts. The Company is a pioneer in mobile gaming hardware and developed the first dedicated, hardwired controller for iPhone. The Company also has a 100% interest in a wholly-owned limited liability company, ECC, LLC, an 80% interest in T2M Sports, Inc., and a 25% interest in Smart Light Systems, LLC.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and subsidiaries. The Company's subsidiaries and non-controlling interests have not commenced operations or incurred any material start-up costs as of December 31, 2019, thus no operational activity is included in these financial statements. All other significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company generates revenues by selling mobile gaming hardware, primarily designed to work with Apple's iOS and Android operating systems. The Company recognizes revenue, net of anticipated returns, at the time of shipment to its distributors and wholesalers, which fulfills its performance obligations of delivery of product to its customers. The Company recognizes revenue to retail customers from its e-commerce sources at the time of shipment to the customer. As of December 31, 2019, the Company offered a limited, 90-day warranty on its products. The Company has incurred insignificant warranty costs since inception. For years ending December 31, 2019 and 2018 the Company recognized $937,782 and $143,860 in revenue, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> *Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> *Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities, not disclosed in the tables below, reported in the balance sheets approximate their fair value.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance four uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2019 and 2018, the Company has had no historical issues will collectability and has determined no allowance for uncollectible accounts was necessary. The Company also carries trade credit insurance, which further alleviates the risk of uncollectible accounts receivable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. At December 31, 2019 and 2018, the Company's cash balances were in excess of federally insured limits by $33,174 and $0, respectively. No losses or allowances have been recognized as a result of these excess amounts.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence, and records impairment and a reserve for obsolescence against inventory, as deemed necessary. During the periods ended December 31, 2019 and 2018, the Company determined no such impairment charge necessary.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is recognized over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2019 or 2018.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $56,316 and $29,019 in advertising costs, respectively.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and are presented within cost of goods sold. During the years ended December 31, 2019 and 2018 the Company recognized shipping costs of $35,521 and $110,680, respectively.

Concentrations

During the year ended December 31, 2019, 36% and 22% (58%) of our total revenue was concentrated among two customers, respectively. During the years ended 2018 and 2019, 100% of our inventory purchases were concentrated with a single supplier.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and in the State of Minnesota. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return and are open for review since inception.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. In April 2020, FASB delayed the implementation of ASC 2016-02. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2021. The Company is in the process of evaluation the impact of ASU 2016-02 on the Company's financial statements and disclosures.

The FASB has also issued various technical corrections and updates during 2019 and 2020, however no other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Risks and Impact of COVID-19

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The ability of the Company to meet its current liabilities and continue as a going concern is dependent upon the continued improved profitability from its product sales and positive cash flows from operations. The Company believes that, for the next 12 months, existing liquidity and on-hand inventory will be adequate to fund its working capital needs and that any shortfall of cash from operations will be funded by any or all of the following steps: guarantees from its members, pre-agreed reductions in management salaries, discounts on receivables to improve cash flows, or sale of additional equity interests. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company is also actively monitoring any adverse impacts in its supply chain from the impacts of COVID-19 and the global health pandemic, however the full extent of any impact is unknown but has not had a material impact on its operations through the date of issuance of these financial statements.

Subsequent Events

Subsequent to year end, the lender and Company agreed to further extend the terms of the $500,000 loan for an additional 12 months, which is now due in May 2021.

The Company's lender also agreed to an extension of maturity date on its revolving credit facility through October 2021.

Management has evaluated subsequent events through September 18, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

NOTE 2 – PROPERTY AND EQUIPEMENT

Property and equipment consist of the following at December 31:

	2019	2018
Computer and equipment	$ 81,775	$ 45,708
Tooling	7,500	-
	89,275	45,708
Accumulated depreciation	(30,115)	(7,618)
Property and equipment, net	$ 59,160	$ 38,090

Depreciation expense for the years ended December 31, 2019 and 2018, was $22,497 and $7,618, respectively.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019 and 2018, the Company had $300,000 and $144,000 in receivables from related parties recorded under Related Party Receivables in the balance sheets. The primary amount owed to the Company was from the Company's CEO. These advances are non-interest bearing and the borrower agrees to repay the loan by way of a transfer of one and one half (1.5%) ownership interest points back to T2M, LLC. Per amended agreement, the transfer shall be made upon demand by T2M, LLC and remains outstanding as of the date of issuance of these financial statements.

NOTE 4 – INVENTORY

During the year ended December 31, 2019 and 2018, the Company had inventory in the amount of $652,366 and $63,823, respectively.

At December 31, 2019, the inventory in the amount of $259,831 consists of component parts held at the

See accountants' review report and accompanying notes to the financial statements

Company's third-party manufacturing facility, and the remaining $392,535 consists of finished goods.

NOTE 5 – LINE OF CREDIT

During 2019, the Company entered into a working capital line of credit agreement for the amount maximum of $1,000,000 at an interest rate of WSJ plus 0.25% floating (5.25% currently). The original term of the line of credit is 12 months, however, was renewed by the lender for an additional 12 months, with maturity date of October 2021. During the year ending December 31, 2019, the Company had an outstanding principal balance of $600,000 recorded as a long-term liability (due in FY21) and $2,688 of accrued interest recorded within accounts payable and accrued expenses. The full amount of principal and interest is due at maturity. Per the agreement, the lender shall receive a security interest in a marketable securities account owned by the Company's CEO that supports an 80% LTV at all times. In addition, the line will be secured by a second real estate mortgage on the primary residence owned by the Company's CEO.

The Company recognized interest expense of $6,663 and $0 during the years ended December 31, 2019 and 2018, respectively, associated with this line of credit.

NOTE 6 – LOAN PAYABLE

During the year ending December 31, 2018, the Company entered into a loan agreement for the maximum principal amount of $200,000 at 13% per annum with the maturity date of January 2019. A total amount of $150,000 was outstanding as of December 31, 2018.

During the year ending December 31, 2019, the loan was amended to increase the loan amount $500,000 and extended to May 2020, decreasing interest to 10% per annum. In exchange for the increase and extension, the lender received 2% of ownership of the Company. A total amount of $500,000 was outstanding as of December 31, 2019 and is recorded under long-term liabilities (due in FY21).

The Company recognized interest expense of $26,500 and $9,750 during the years ended December 31, 2019 and 2018, respectively, associated with this loan.

NOTE 7 – MEMBERS' EQUITY

The Company's founding members contributed an aggregate $820 for an aggregate 100% ownership interest in the Company at inception. During the year ending December 31, 2018, the Company received an additional $500,000 in exchange for 5% of ownership in the Company.

During the year ending December 31, 2019, the Company received additional investments of $500,000 in exchange for 5% of ownership in the Company and another $500,000 in exchange for 2.5% of ownership interests in the Company.

Also during 2019, the Company's CEO transferred 2% of the ownership to his son. As of December 31, 2019, the Company had 9 members, three of which are members of the Board of Managers who hold combined voting control of the Company.

See accountants' review report and accompanying notes to the financial statements

NOTE 8 – OPERATING LEASE

During the year ending December 31, 2019, the Company entered into an agreement to lease a certain office space to be used in operations. The lease agreements expire March 31, 2021. The following is schedule of minimum rental payments required under the operating lease agreements for the years ended December 31:

2020	$	21,330
2021		5,333
2022		-
2023		-
2024		-
Thereafter		-

For the years ended December 31, 2019 and 2018, the Company recognized rent expense of $26,571 and $58, respectively.

See accountants' review report and accompanying notes to the financial statements